UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

Intermec, Inc.

(Name of Issuer)

Common Stock ($0.01 par value)

(Title of Class of Securities)

458786100

(CUSIP Number)

Scott Renwick Unitrin, Inc. One East Wacker Drive Chicago, Illinois 60601 312-661-4600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 2, 2011

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 458786100	SCHEDULE 13D/A	Page 2 of 8

1.	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). Unitrin, Inc. 95-4255452
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power – 0
	8.	Shared Voting Power – 8,989,964
	9.	Sole Dispositive Power – 0
	10.	Shared Dispositive Power – 8,989,964
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,989,964
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.1% (1)
14.	Type of Reporting Person (See Instructions) HC, CO

(1)	Based on 59,392,243 shares of Common Stock outstanding as of May 9, 2011, as reported in the Form 10-Q of the Issuer for the period ended April 3, 2011.

CUSIP No. 458786100	SCHEDULE 13D/A	Page 3 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). Trinity Universal Insurance Company 75-0620550
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power – 0
	8.	Shared Voting Power – 8,989,964
	9.	Sole Dispositive Power – 0
	10.	Shared Dispositive Power – 8,989,964
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,989,964
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.1% (1)
14.	Type of Reporting Person (See Instructions) IC, CO

(1)	Based on 59,392,243 shares of Common Stock outstanding as of May 9, 2011, as reported in the Form 10-Q of the Issuer for the period ended April 3, 2011.

CUSIP No. 458786100	SCHEDULE 13D/A	Page 4 of 8

Amendment No. 14 to Schedule 13D

This Amendment No. 14 amends and supplements the Schedule 13D originally filed by Unitrin, Inc. (“Unitrin”), Trinity Universal Insurance Company (“Trinity”) and United Insurance Company of America, dated November 3, 1997, as amended by Amendment No. 1, dated February 1, 2001, Amendment No. 2, dated March 15, 2001, Amendment No. 3, dated June 8, 2001, Amendment No. 4, dated July 13, 2001, Amendment No. 5, dated March 8, 2002, Amendment No. 6, dated July 9, 2002, Amendment No. 7, dated July 29, 2002, Amendment No. 8, dated March 28, 2003, Amendment No. 9, dated June 10, 2010, and Amendment No. 10, dated July 21, 2010, Amendment No. 11, dated August 23, 2010, Amendment No. 12, dated January 24, 2011 and Amendment No. 13, dated April 8, 2011 (as amended, the “Schedule 13D”). Except as indicated in this Amendment No. 14, all other information set forth in the Schedule 13D remains unchanged and capitalized terms used herein which are not defined herein have the meanings set forth in the Schedule 13D.

ITEM 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

Trinity sold 731,929 shares of Common Stock in open market transactions following April 8, 2011, the date of the last sale reported in Amendment No. 13 (the most recently filed amendment to the Schedule 13D), through June 2, 2011.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

As indicated on the cover pages, as of June 2, 2011, Unitrin and Trinity each beneficially own 8,989,964 shares of Common Stock over which they share voting and dispositive powers, which represent approximately 15.1% of the Common Stock outstanding as of May 9, 2011, as reported in the Form 10-Q of the Issuer for the period ended April 3, 2011. Trinity sold 731,929 shares of Common Stock in open market transactions following April 8, 2011, the date of the last sale reported in Amendment No. 13 (the most recently filed amendment to the Schedule 13D), through June 2, 2011. The following is a listing of these sales:

CUSIP No. 458786100	SCHEDULE 13D/A	Page 5 of 8

Transaction Date	Number of Shares Sold	Price per Share
04/11/11	24,570	10.5259
04/12/11	28,312	10.5802
04/13/11	80,000	11.0516
04/14/11	40,000	11.2119
04/15/11	51,000	11.4084
04/18/11	52,975	11.3004
04/19/11	37,485	11.2816
04/20/11	14,787	11.3436
04/25/11	25,900	11.3437
04/26/11	35,705	11.2542
04/27/11	33,169	11.3565
04/28/11	20,659	11.4520
04/29/11	15,075	11.4968
05/02/11	12,492	11.4581
05/23/11	27,193	11.9567
05/24/11	40,000	11.8965
05/25/11	40,000	11.8898
05/26/11	43,880	11.9213
05/27/11	43,180	11.9898
05/31/11	53,988	11.9519
06/01/11	1,759	12.0494
06/02/11	9,800	11.7510

*	Represents the weighted average sale price per share of the shares sold on the dates specified. All sales were reported on Form 4 reports filed pursuant to Section 16 of the Securities Exchange Act of 1934. The Form 4 reports contain additional detail on the sale prices of the shares sold on each date.

Except as otherwise described in this Amendment No. 14 to Schedule 13D, to the best knowledge and belief of the filing persons: (i) during the past sixty (60) days, no filing person nor anyone listed in the Schedules to this Schedule 13D has entered into any transactions involving the Common Stock; and (ii) no one listed on the Schedules to this Schedule 13D beneficially owns shares of Common Stock.

CUSIP No. 458786100	SCHEDULE 13D/A	Page 6 of 8

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: June 3, 2011

UNITRIN, INC.

By:	/s/ JOHN BOSCHELLI
Name: John M. Boschelli
Title: Vice President and Chief Investment Officer

TRINITY UNIVERSAL INSURANCE COMPANY

By:	/s/ JOHN BOSCHELLI
Name: John M. Boschelli
Title: Assistant Treasurer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

CUSIP No. 458786100	SCHEDULE 13D/A	Page 7 of 8

SCHEDULE UTR

UNITRIN, INC.

NAME (ALL U.S. CITIZENS UNLESS OTHERWISE NOTED)	BUSINESS ADDRESS	POSITION WITH UNITRIN (PRINCIPAL OCCUPATION, IF DIFFERENT, PRESENTED IN FOOTNOTES)
James E. Annable	(1)	Director
John M. Boschelli (2)	(3)	Vice President & Chief Investment Officer
Douglas G. Geoga	(4)	Director
Reuben L. Hedlund	(5)	Director
Julie M. Howard	(6)	Director
Lisa M. King	(3)	Vice President – Human Resources
Wayne Kauth	(7)	Director
Edward J. Konar (2)	(3)	Vice President
Christopher L. Moses (2)	(3)	Vice President & Treasurer
Scott Renwick	(3)	Senior Vice President, Secretary & General Counsel
Richard Roeske (2)	(3)	Vice President & Chief Accounting Officer
Dennis J. Sandelski	(3)	Vice President - Tax
Fayez S. Sarofim	(8)	Director
Francis J. Sodaro (2)	(3)	Vice President – Planning & Analysis
Donald G. Southwell	(3)	Director, Chairman of the Board, President and Chief Executive Officer
David P. Storch	(9)	Director
Richard C. Vie	(3)	Director
Dennis R. Vigneau	(3)	Senior Vice President & Chief Financial Officer

(1)	Mr. Annable is Secretary to the Federal Advisory Council of the Board of Governors of the Federal Reserve Board. 230 South LaSalle Street 10th Floor, Chicago, Illinois 60604.
(2)	See also Schedule T.
(3)	One East Wacker Drive, Chicago, Illinois 60601.
(4)	Mr. Geoga is President and Chief Executive Officer of Salt Creek Hospitality, LLC. 13 E. First Street, Suite H, Hinsdale, Illinois 60521.
(5)	Mr. Hedlund is Counsel to the law firm of McGuireWoods LLP, 77 W. Wacker Drive, Suite 4400, Chicago, Illinois 60601.
(6)	Ms. Howard is President and Chief Operating Officer of Navigant Consulting, Inc. 30 S. Wacker Drive, Suite 3550, Chicago, Illinois 60606.
(7)	Mr. Kauth is an independent consultant to the financial services industry. 300 North State Street, #5707, Chicago, Illinois 60654.
(8)	Mr. Sarofim is the Chairman of the Board and President of Fayez Sarofim & Co., a registered investment advisor. Two Houston Center, Suite 2907, Houston, Texas 77010.
(9)	Mr. Storch is Chairman of the Board and Chief Executive Officer of AAR Corp. 1100 N. Wood Dale Road, Wood Dale, Illinois 60191.

June 3, 2011

CUSIP No. 458786100	SCHEDULE 13D/A	Page 8 of 8

SCHEDULE T

TRINITY UNIVERSAL INSURANCE COMPANY

NAME (ALL U.S. CITIZENS UNLESS OTHERWISE NOTED)	BUSINESS ADDRESS	POSITION WITH TRINITY (PRINCIPAL OCCUPATION, IF DIFFERENT, PRESENTED IN FOOTNOTES)
Stuart A. Bailey	(1)	Vice President
John M. Boschelli (2)	(3)	Director
Shawn R. Crawford	(4)	Senior Vice President
Brian Delfino	(1)	Senior Vice President
Ronald E. Greco	(3)	Vice President and Chief Actuary
Talman M. Howard	(1)	Senior Vice President
Edward J. Konar (2)	(3)	Director
Dorothy A. Langley	(1)	Vice President & Corporate Counsel & Secretary
Denise I. Lynch	(1)	Director, Senior Vice President
Christopher L. Moses (2)	(3)	Director
Clark H. Roberts	(1)	Vice President & Treasurer
Richard Roeske (2)	(3)	Director
James A. Schulte	(1)	Director, Chairman of the Board & President
Francis J. Sodaro (2)	(3)	Director

(1)	12926 Gran Bay Parkway West, Jacksonville, Florida 32258.
(2)	See also Schedule UTR.
(3)	One East Wacker Drive, Chicago, Illinois 60601.
(4)	One Tower Lane, Oakbrook Terrace, Illinois 60181.

June 3, 2011